Exhibit 99.1

First High-School Education Group Announces First Half 2022 Unaudited Financial Results

-- First Half Revenues of RMB211.4 million, up 20.9% year-over-year

-- First Half Net Income of RMB42.7 million, compared to last year’s net loss

-- First Half Adjusted Net Income of RMB42.7 million, up 282.1% year-over-year

BEIJING, China, September 8, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights – Continuing Operations

●	Total revenues were RMB211.4 million (US$31.6 million), an increase of 20.9% from RMB174.8 million in the first half of 2021.

●	Gross profit was RMB90.0 million (US$13.4 million), an increase of 32.6% from RMB67.9 million in the first half of 2021.

●	Income from operations was RMB53.8 million (US$8.0 million), an increase of 348.6% from RMB12.0 million in the first half of 2021.

●	Net income was RMB42.7 million (US$6.4 million), compared with a net loss of RMB3.8 million in the first half of 2021.

●	Adjusted net income[1] (Non-GAAP) was RMB42.7 million (US$6.4 million), an increase of 282.1% from RMB11.2 million in the first half of 2021.

Operational Highlights – Continuing Operations

●	The total number of students enrolled at our school programs and public schools that we provide management services as of September 8, 2022 was 29,718, an increase of 34.7% from 22,062 as of September 8, 2021.

●	The total number of school programs at our school programs and public schools that we provide management services as of September 8, 2022 was 24, an increase of 14.3% from 21 as of September 8, 2021.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

The second quarter of 2022 continues the positive trend we have already set forth. In the first half of 2022, the Company’s revenue from continuing operations increased by 20.9% to RMB211.4 million (US$31.6 million), net income increased to RMB42.7 million (US$6.4 million), and adjusted net income increased by 282.1% to RMB42.7 million (US$6.4 million), all compared to the same period of 2021.

The increase in revenue was a result of greater student enrollment completed in September 2021, and the expanded offering of education and student related services, such as liberal education courses, sales of education materials, and meal catering services. We believe our revenue will continue to increase with recently completed student enrollment for the class of 2022 at an increased class size. For our continuing operations, we were able to admit 7,963 students for class of 2022, compared with 7,268 for class of 2021. Among the admitted students, the number of self-funded students increased by 1,008, reflecting our great education quality and strong brand recognition.

The increase in net income and profitability was a result of the Company’s perennial drive for increasing operating efficiency. The many measures we have put in place such as building a stricter and more scientific budget system, increasing horizontal comparison among business units, and tying compensation to performance, are yielding positive results now, and will continue to do so in the future.

As of September 8, 2022, we had 14 high school programs, five Gaokao repeater programs and five school management service programs. Since our last earnings release on May 17, 2022, we were engaged for three additional school management service programs, including one in Henan province and two in Yunnan province. Additionally, we provided recruitment and management services for a vocational school in Yunnan province. We are pursuing to have a long-term management service program with them. We look forward to expanding further into the operation of vocational school programs.

First Half 2022 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB211.4 million (US$31.6 million), an increase of 20.9% from RMB174.8 million in the first half of 2021. The increase was primarily driven by greater student enrollment due to the opening of new school programs and the increased number of students enrolled in our existing schools.

Revenues from customers were RMB180.2 million (US$26.9 million), an increase of 7.7% from RMB167.4 million in the first half of 2021. The increase was primarily driven by greater student enrollment in our existing schools.

Revenues from government cooperative agreements were RMB31.2 million (US4.7 million), an increase of 318.9% from RMB 7.5 million in the first half of 2021. In the first half of 2021, taking into consideration the uncertainty of receiving government grants for students as a result of the COVID-19 pandemic, only funds that were actually received were recognized as revenues from government cooperative agreements. Government grants in the first half of 2022 were released more consistently by the government, resulting in an increase in revenues from government cooperative agreements.

Cost of revenues

Cost of revenues were RMB121.5 million (US$18.1 million), an increase of 13.5% from RMB107.0 million in the first half of 2021. The increase was primarily due to the increase in cost of teaching materials, repairs, utilities, and staffing costs in relation with increased student enrollment.

Gross profit

Gross profit was RMB90.0 million (US$13.4 million), an increase of 32.6% from RMB67.9 million in the first half of 2021. Gross margin was 42.5%, compared with 38.8% in the first half of 2021. The increased gross margin was primarily due to the improved cost control measures, resulting from (1) improved school operating efficiencies, tighter utility usage limits, and stricter budget control; and (2) revised compensation structure for teachers and supporting staffs, for a more efficient system tying pay to performance.

Net operating expenses

Net operating expenses were RMB36.1 million (US$5.4 million), a decrease of 35.3% from RMB55.9 million in the first half of 2021.

●	Selling and marketing expenses were RMB2.5 million (US$0.4 million), a decrease of 3.0% from RMB2.5 million in the first half of 2021. The decrease was primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses were RMB35.7 million (US$5.3 million), a decrease of 36.6% from RMB56.3 million in the first half of 2021. The decrease was primarily due to improved cost control, and non-recurring expenses in relation to the Company’s initial public offering in March 2021.

●	Government grants were RMB2.1 million (US$0.3 million), a decrease of 30.6% from RMB3.0 million in the first half of 2021. The decrease was primarily due to the government’s tight fiscal budget resulting in delayed payments made by government.

Income from operations

Income from operations was RMB53.8 million (US$8.0 million), an increase of 348.6% from RMB12.0 million in the first half of 2021.

Net Income from continuing operations

Net income from continuing operations was RMB49.9 million (US$7.5 million), an increase of 1102.2% from RMB4.2 million in the first half of 2021.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB7.2 million (US$1.1 million), a decrease of 8.9% from RMB7.9 million in the first half of 2021.

Net income

Net income was RMB42.7 million (US$6.4 million), compared with a net loss of RMB3.8 million in the first half of 2021.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB42.7 million (US$6.4 million), an increase of 282.1% from RMB11.2 million in the first half of 2021.

Business Outlook

For the fiscal year 2022, the Company expects total revenues of continuing operations to be between RMB440.0 million to RMB460.0 million, representing an increase of 10% to 15% on a year-over-year basis. This outlook reflects the Company’s current and preliminary views on the market and operational conditions, and the outlook ranges for the fiscal year 2022 reflect a number of assumptions that are subject to change based on uncertainties.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the Implementation Rules for Private Education Laws (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the six months ended June 30, 2022. Net loss from discontinued operations was RMB7.2 million (US$1.1 million) for the six months ended June 30, 2022.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Thursday, September 8, 2022, at 8:00 AM U.S. Eastern Time (8:00 PM September 8, 2022, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	800-963976
Mainland China	4001-206115
Passcode	3208027

A telephone replay of the conference call may be accessed by phone at the following numbers until September 15, 2022.

International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	3454103

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Revenues
Revenue from customers	167,381	180,203	26,904
Revenue from governments cooperative agreements	7,450	31,206	4,659
Total revenues	174,831	211,409	31,563
Cost of revenues	(106,979)	(121,456)	(18,133)
Gross profit	67,852	89,953	13,430

Operating expenses and income
Selling and marketing expenses	(2,538)	(2,463)	(368)
General and administrative expenses	(56,318)	(35,732)	(5,335)
Government grants	3,006	2,086	312
Income from operations	12,002	53,844	8,039

Other income (expenses):
Interest income	197	546	82
Interest expense	(9,218)	(2,629)	(393)
Foreign currency exchange loss, net	467	-	-
Others, net	1,159	783	117
Income from Continuing Operations before Income Tax	4,607	52,544	7,845
Income tax expenses	(455)	(2,615)	(390)
Income (loss) from Continuing Operations	4,153	49,929	7,455
Discontinued Operations	(7,935)	(7,228)	(1,079)
Net income/(loss)	(3,782)	42,701	6,375
Foreign currency translation adjustments	1,532	1,332	199
Comprehensive income - Continuing Operations	5,685	51,261	7,653
Comprehensive income (loss) - Discontinued Operations	(7,935)	(7,228)	(1,079)

Attributable to
Shareholder of the Company	(3,786)	42,540	6,351
Non-controlling interests	4	161	24

Earnings per ordinary share
Basic	(0.05)	0.49	0.07
Diluted	(0.05)	0.46	0.07

Weighted average number of ordinary share outstanding
Basic	73,234,944	86,838,700	86,838,700
Diluted	73,234,944	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
Current assets
Cash	144,409	79,675	11,895
Accounts receivable, net of allowance for doubtful accounts	39,975	58,778	8,775
Amounts due from related parties	24,171	29,603	4,420
Prepaid expenses and other current assets	93,254	99,944	14,921
Assets related to discontinued operation	79,505	29,874	4,460
Total current assets	381,314	297,874	44,471

Non-current assets
Property and equipment, net	140,670	133,814	19,978
Intangible assets, net	47,523	46,356	6,921
Goodwill	150,996	150,996	22,543
Deferred tax assets	28,567	28,593	4,269
Other non-current assets	56,487	59,050	8,816
Assets related to discontinued operation	15,112	13,693	2,044
Total non-current assets	439,355	432,502	64,571
Total assets	820,669	730,376	109,042

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
Current liabilities
Contract liabilities	156,236	51,341	7,665
Deferred revenue	7,833	14,100	2,105
Bank loan	43,219	65,338	9,755
Borrowing under financing arrangements	40,078	46,549	6,950
Accounts payable	3,538	4,928	736
Accrued expenses and other payables	110,330	105,139	15,697
Income tax payables	24,718	24,357	3,636
Amounts due to related parties	19,759	21,281	3,177
Liability related to discontinued operation	106,335	61,814	9,229
Total current liabilities	512,046	394,847	58,950

Non-current liabilities
Borrowing under financing arrangements	44,178	31,207	4,659
Deferred revenue	13,632	12,330	1,840
Other long-term liabilities	7,868	5,865	876
Deferred tax liabilities	12,575	12,193	1,820
Liability related to discontinued operation	6	-	-
Total non-current liabilities	78,259	61,595	9,195
Total liabilities	590,305	456,442	68,145

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2021, and 86,838,700 shares issued and outstanding as of June 30, 2022, respectively)	6	6	1
Additional paid-in capital	389,199	389,199	58,106
Statutory reserves	49,060	49,060	7,324
Accumulated deficit	(207,713)	(165,174)	(24,660)
Accumulated other comprehensive income	462	1,332	199
Total equity attributable to the shareholders of the Company	231,014	274,423	40,970
Non-controlling interests	(650)	(489)	(73)
Total equity	230,364	273,934	40,897

Total liabilities and equity	820,669	730,376	109,042

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income/(loss)	(3,782)	42,700	6,375
Add:
Share-based compensation expenses	14,957	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	11,175	42,700	6,375

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.